UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number 000-51138

GRAVITY CO., LTD.

(Translation of registrant’s name into English)

Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-795

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS THIRD QUARTER OF 2013 RESULTS AND BUSINESS UPDATES

Seoul, South Korea — November 20, 2013 — GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or the “Company”), an online game developer and publisher based in South Korea, today announced its unaudited financial results for the third quarter ended September 30, 2013, prepared in accordance with generally accepted accounting principles in the United States, and business updates.

FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2013

Revenues for the third quarter ended September 30, 2013 were KRW 12,807 million (US$12,072 thousand), representing a 0.1% increase from KRW 12,788 million for the second quarter ended June 30, 2013 (“QoQ”) but a 8.6% decrease from KRW 14,012 million for the third quarter ended September 30, 2012 (“YoY”). While the decrease YoY was mostly attributable to the decrease in revenues from online game business, the decrease was substantially offset by the increase in revenues from mobile game business.

Review of financial results

Revenues

Royalties and license fee revenues for the third quarter of 2013 were KRW 4,708 million (US$4,438 thousand), representing a 15.1% decrease QoQ from KRW 5,543 million and a 42.8% decrease YoY from KRW 8,225 million. The decreases in royalty and licensing fee revenues QoQ and YoY were due mostly to decreased revenues from Ragnarok Online in Japan and strengthening of the Korean Won against the Japanese Yen.

Subscription revenues for the third quarter of 2013 were KRW 2,511 million (US$2,367 thousand), representing a 11.5% decrease QoQ from KRW 2,836 million but a 33.3% increase YoY from KRW 1,884 million. The increase YoY primarily resulted from revenues from Ragnarok Online II in the United States, Canada and 28 European countries and markets where the game was launched in May 2013 but the revenues from Ragnarok Online II in these countries and markets decreased in the third quarter of 2013, which resulted in the decrease QoQ in subscription revenues for the quarter.

Mobile game revenues were KRW 5,401 million (US$5,091 thousand) for the third quarter of 2013, representing a 35.2% increase QoQ from KRW 3,996 million and a 65.4% increase YoY from KRW 3,266 million. The increase QoQ was mainly driven by revenues from our services for third parties and the increase YoY was mostly attributable to revenues from NeoCyon’s mobile game operation service for a third party.

Character merchandising and other revenues were KRW 187 million (US$176 thousand) for the third quarter of 2013, representing a 54.7% decrease QoQ from KRW 413 million and a 70.6% decrease YoY from KRW 637 million. The decreases QoQ and YoY mostly resulted from decrease in revenues from Ragnarok Odyssey, a PS Vita game, and from game character merchandising.

Cost of Revenues and Operating Expenses

Cost of revenues was KRW 9,118 million (US$8,595 thousand) for the third quarter of 2013, representing a 8.0% increase QoQ from KRW 8,439 million and a 0.6% increase YoY from KRW 9,061 million. The increase QoQ and YoY were primarily attributable to increase in commission paid. The increase QoQ was also due to outsourcing fees mostly related to our services for third parties.

Operating expenses were KRW 5,006 million (US$4,718 thousand) for the third quarter of 2013, representing a 15.6% decrease QoQ from KRW 5,930 million and a 32.8% decrease YoY from KRW 7,451 million. The decrease QoQ mainly resulted from decrease in research and development expenses mostly related to Ragnarok Odyssey Ace, a PS Vita game released in August 2013, but such decrease was substantially offset by gain on disposal of investments related to liquidation of Online Game Revolution Fund No. 1 in the second quarter of 2013, which did not occur in the third quarter of 2013. The decrease YoY was mostly due to impairment loss on intangible assets for Dragonica in the third quarter of 2012, which did not occur in the third quarter of 2013.

Loss before income tax expenses and others was KRW 1,427 million (US$1,345 thousand) for the third quarter of 2013, compared with loss before income tax expenses and others of KRW 1,020 million for the second quarter of 2013 and loss before income tax expenses and others of KRW 2,259 million for the third quarter of 2012.

As a result of the foregoing factors, Gravity recorded a net loss attributable to parent company of KRW 1,804 million (US$1,700 thousand) for the third quarter of 2013 compared with a net loss attributable to parent company of KRW 1,617 million for the second quarter of 2013 and a net loss of attributable to parent company of KRW 1,393 million for the third quarter of 2012.

The balance of cash and cash equivalents and short-term financial instruments was KRW 49,709 million (US$46,855 thousand) as of September 30, 2013.

Note: For convenience purposes only, the KRW amounts have been expressed in the U.S. dollars at the exchange rate of KRW 1,060.91 to US$ 1.00, the noon buying rate in effect on November 1, 2013, as quoted by the Federal Reserve Bank of New York.

BUSINESS UPDATES

• Termination of the license and distribution agreement for Ragnarok Online II in China

The Company and Shanghai The9 Information Technology Co., Ltd. (“The9”), a Chinese online game developer and operator, have entered into an agreement to terminate a license and distribution agreement dated January 8, 2007 between the two parties, under which the Company had granted The9 an exclusive right to distribute Ragnarok Online II in China.

While the Company disclosed in its latest annual report that the total value of the license and distribution agreements for Ragnarok Online II in nine countries, including Thailand, Japan, the Philippines, Singapore, Malaysia, Vietnam, China, Indonesia and Brazil was US$43,390 thousand as of December 31, 2012, the total value of the currently valid license and distribution agreements for Ragnarok Online II for the other eight countries is US$23,390 thousand after the termination of the agreement with The9. Among the US$23,390 thousand, the Company has been paid US$6,840 thousand as license fees and guaranteed minimum payments as of the date of filing of this Form 6-K.

The Company is in discussions with some potential partners to distribute Ragnarok Online II in China.

• Suspension of the Ragnarok Online II game service in Korea

The Company has decided to suspend the Korean service of Ragnarok Online II from December 23, 2013 due to the game’s performance being below expectations in Korea. Korean users may play the English version of the game on Steam, a digital game distribution platform. Gravity will be focused on the game service in the overseas markets and examine the resumption of the Korean service after releasing the game in more markets.

• Tower of Ascension for iOS to be launched globally in December 2013

The English version of Tower of Ascension, a mobile multiplayer online role playing game developed by the Company, will be released on the Apple’s App Store in December 2013. The game will be available globally except for Japan. The Korean version of the game was released on the App Store in Korea in August 2013.

About GRAVITY Co., Ltd.

Based in Korea, Gravity is a developer and publisher of online games. Gravity’s principal product, Ragnarok Online™, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 60 markets. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim

Chief Financial Officer

Gravity Co., Ltd.

Email: kheung@gravity.co.kr

Ms. Yoon Joo Lee

IR Manager

Gravity Co., Ltd.

Email: yoonjoo.lee@gravity.co.kr

Telephone: +82-2-2132-7800

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GRAVITY Co., Ltd.

Consolidated Balance Sheet

(In millions of KRW and in thousands of US$)

	As of
	31-Dec-12		30-Sep-13
	KRW	US$	KRW	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	36,455	34,362	22,209	20,934
Short-term financial instruments	17,500	16,495	27,500	25,921
Accounts receivable, net	7,116	6,707	6,691	6,307
Other current assets	6,858	6,465	6,672	6,289
Total current assets	67,929	64,029	63,072	59,451

Property and equipment, net	3,524	3,322	2,814	2,652
Leasehold and other deposits	5,767	5,436	5,573	5,253
Intangible assets	24,270	22,877	20,786	19,593
Equity method investments	647	610	—	—
Other non-current assets	8,418	7,934	8,484	7,997
Total assets	110,555	104,208	100,729	94,946

Liabilities and Equity
Current liabilities:
Accounts payable	5,115	4,821	3,335	3,144
Deferred revenue	3,006	2,833	4,112	3,876
Other current liabilities	2,254	2,125	1,174	1,106
Total current liabilities	10,375	9,779	8,621	8,126
Long-term deferred revenue	9,172	8,645	8,495	8,007
Accrued severance benefits	683	644	275	259
Other non-current liabilities	247	233	266	251
Total liabilities	20,477	19,301	17,657	16,643
Common shares	3,474	3,275	3,474	3,275
Additional paid-in capital	75,395	71,066	75,030	70,722
Retained earnings	7,699	7,257	2,649	2,497
Accumulated other comprehensive income	3,001	2,829	1,673	1,577
Total parent company shareholders’ equity	89,569	84,427	82,826	78,071
Non-controlling interest	509	480	246	232
Total equity	90,078	84,907	83,072	78,303
Total liabilities and equity	110,555	104,208	100,729	94,946

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,060.91 to US$ 1.00, the noon buying rate in effect on November 1, 2013 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.

Consolidated Statements of Operations

(In millions of KRW and in thousands of US$, except for share and ADS data)

	Three months ended				Nine months ended
	30-Jun-13	30-Sep-12	30-Sep-13		30-Sep-12	30-Sep-13
	(KRW)	(KRW)	(KRW)	(US$)	(KRW)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games-subscription revenue	2,836	1,884	2,511	2,367	8,276	7,295	6,876
Online games-royalties and license fees	5,543	8,225	4,708	4,438	25,044	16,905	15,934
Mobile games	3,996	3,266	5,401	5,091	7,549	12,150	11,452
Character merchandising and other revenue	413	637	187	176	3,584	1,041	982
Total net revenue	12,788	14,012	12,807	12,072	44,453	37,391	35,244

Cost of revenue	8,439	9,061	9,118	8,595	25,579	24,954	23,521

Gross profit	4,349	4,951	3,689	3,477	18,874	12,437	11,723

Operating expenses:
Selling, general and administrative	4,512	3,718	3,868	3,646	15,231	12,787	12,053
Research and development	2,061	1,572	1,138	1,072	4,359	4,591	4,327
Impairment loss on intangible assets	582	2,161	—	—	2,161	734	692
Gain on disposal of investments	(1,225)	—	—	—	—	(1,225)	(1,155)
Total operating expenses	5,930	7,451	5,006	4,718	21,751	16,887	15,917

Operating loss	(1,581)	(2,500)	(1,317)	(1,241)	(2,877)	(4,450)	(4,194)

Other income (expenses)
Interest income	345	436	320	301	1,370	1,035	976
Interest expense	(14)	(14)	(12)	(11)	(39)	(37)	(35)
Foreign currency gain (loss), net	230	(181)	(418)	(394)	(171)	(128)	(121)
Others, net	—	—	—	—	66	—	—

Loss before income tax expenses and equity loss on investments	(1,020)	(2,259)	(1,427)	(1,345)	(1,651)	(3,580)	(3,374)

Income tax expenses	720	279	479	451	1,628	2,074	1,955

Loss before equity loss on investments	(1,740)	(2,538)	(1,906)	(1,796)	(3,279)	(5,654)	(5,329)

Equity loss on investments, net	—	(193)	—	—	(232)	(23)	(22)
Net loss	(1,740)	(2,731)	(1,906)	(1,796)	(3,511)	(5,677)	(5,351)
Net loss attributable to:
Non-controlling interest	(123)	(1,338)	(102)	(96)	(2,120)	(627)	(591)
Parent company	(1,617)	(1,393)	(1,804)	(1,700)	(1,391)	(5,050)	(4,760)
Loss per share
- Basic and diluted	(233)	(200)	(260)	(0.25)	(200)	(727)	(0.69)
Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900
Loss per ADS(1)
- Basic and diluted	(58)	(50)	(65)	(0.06)	(50)	(182)	(0.17)

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,060.91 to US$ 1.00, the noon buying rate in effect on November 1, 2013 as quoted by the Federal Reserve Bank of New York.

(1) Each ADS represents one-fourth of a common share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: November 20, 2013